Exhibit 99.1

Suntech Responds to Initiation of Anti-Dumping Proceedings by European Commission

Schaffhausen, Switzerland, September 6, 2012 - Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest producer of solar panels, offers the following statement regarding the European Commission’s initiation of anti-dumping proceedings concerning the importation of crystalline silicon photovoltaic wafers, cells and modules that originate from China.

“Our industry’s mission is to make solar affordable for everyone and we are concerned that trade barriers will only delay the industry from fulfilling this,” said Dr. Zhengrong Shi, Suntech’s Executive Chairman and Chief Strategy Officer. “As a global solar company listed on the NYSE, we are well-prepared to substantiate our strict adherence to fair international trade practices. We are currently reviewing the notice of initiation, and will cooperate fully with the European Commission in its investigation.”

“Protectionist measures would increase the cost of solar energy in Europe, and adversely affect European jobs in the solar industry. We stand together with the majority of European and global companies in the solar industry in supporting free trade.  Until the issue is resolved, we will continue to work with our customers and partners to ensure business as usual,” added Dr. Shi.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces industry-leading solar products for residential, commercial, industrial, and utility applications. With regional headquarters in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are driving solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

For more information about Suntech’s people and products visit http://www.suntech-power.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates”, including the assertion that protectionist measures would increase the cost of solar energy in Europe; that the majority of leading European and global companies in the solar industry support free trade. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Media Contact

Bjoern Emde

Communications Manager Europe

Suntech Power International Ltd.

Tel: +41 52 633 12 56

Email: bjoern.emde@suntech-power.com